Exhibit 99(8)(g)(iv)

Variable Annuity Shareholder Information Agreement
(Goldman Sachs Variable Insurance Trust)

This VARIABLE ANNUITY SHAREHOLDER INFORMATION AGREEMENT (the “Agreement”) is entered into as of April 16, 2015 by and between Goldman, Sachs & Co. (the “Fund Agent”) and MEMBERS Life Insurance Company (“Intermediary”), with an effective date of January 8, 2016.

As used in this Agreement, the following terms shall have the following meanings indicated, unless a different meaning is clearly required by the context:

The term “Intermediary” shall mean (i) any broker, dealer, bank, or other entity that holds securities of record issued by a Fund in nominee name; (ii) in the case of a participant-directed employee benefit plan that owns securities issued by a Fund (1) a retirement plan administrator under ERISA or (2) any entity that maintains the plan’s participant records; and (iii) an insurance company that holds securities issued by a Fund in a separate account.

The terms “Fund,” individually, and “Funds,” collectively, shall mean the Goldman Sachs Variable Insurance Trust (the “Trust”) and each of its separately designated series, with the exception of any series of the Trust that would be deemed an “excepted fund,” as such term is defined in Rule 22c-2(b) under the Investment Company Act of 1940 (the “1940 Act”).1

The term “Shares” means the interests of Shareholders corresponding to the redeemable securities of record issued by a Fund under the 1940 Act that are held by the Intermediary.

The term “Shareholder” means the holder of interests in a variable annuity or variable life insurance contract issued by the Intermediary (“Contract”), or a participant in an employee benefit plan with a beneficial interest in a Contract.

The term “Shareholder-Initiated Transfer Purchase” means a transaction that is initiated or directed by a Shareholder that results in a transfer of assets within a Contract to a Fund, but does not include transactions that are executed: (i) automatically pursuant to a contractual or systematic program or enrollment such as transfer of assets within a Contract to a Fund as a result of  “dollar cost averaging” programs, insurance company

[1] As defined in Rule 22c-2(b) under the 1940 Act, the term “excepted fund” means any: (1) money market fund; (2) fund that issues securities that are listed on a national exchange; and (3) fund that affirmatively permits short-term trading of its securities, if its prospectus clearly and prominently discloses that the fund permits short-term trading of its securities and that such trading may result in additional costs for the fund.

approved asset allocation programs, or automatic rebalancing programs; (ii) pursuant to a Contract death benefit; (iii) one-time step-up in Contract value pursuant to a Contract death benefit; (iv) allocation of assets to a Fund through a Contract as a result of payments such as loan repayments, scheduled contributions, retirement plan salary reduction contributions, or planned premium payments to the Contract; or (v) pre-arranged transfers at the conclusion of a required free look period.

The term “Shareholder-Initiated Transfer Redemption” means a transaction that is initiated or directed by a Shareholder that results in a transfer of assets within a Contract out of a Fund, but does not include transactions that are executed: (i) automatically pursuant to a contractual or systematic program or enrollments such as transfers of assets within a Contract out of a Fund as a result of annuity payouts, loans, systematic withdrawal programs, insurance company approved asset allocation programs and automatic rebalancing programs; (ii) as a result of any deduction of charges or fees under a Contract; (iii) within a Contract out of a Fund as a result of scheduled withdrawals or surrenders from a Contract; or (iv) as a result of payment of a death benefit from a Contract.

The term “written” includes electronic writings and facsimile transmissions.

WHEREAS, the Fund Agent is the Principal Underwriter of the Funds; and

WHEREAS, the Intermediary is a “financial intermediary” within the meaning of Rule 22c-2 under the 1940 Act, and holds shares of the Funds in connection with the issuance of variable life insurance and/or variable annuity contracts; and

WHEREAS, the Fund Agent, the Trust and the Intermediary have entered into a Participation Agreement dated April 16, 2015, as amended (the “Participation Agreement”), pursuant to which the Fund Agent has agreed to make shares of certain Funds available for purchase and redemption by certain Accounts of the Intermediary in connection with the Intermediary’s variable insurance products; and

WHEREAS, the parties desire to comply with the Rule 22c-2; and

WHEREAS, this Agreement shall inure to the benefit of and shall be binding upon the undersigned.

NOW, THEREFORE, the Fund Agent and the Intermediary hereby agree as follows:

Shareholder Information

1.     Agreement to Provide Information.   The Intermediary agrees to provide the Fund Agent or its designee, upon written request, the taxpayer identification number (“TIN”), the Individual/International Taxpayer Identification Number (“ITIN”),* or other

* According to the IRS’ website, the ITIN refers to the Individual Taxpayer Identification number, which is a nine-digit number that always begins with the number 9 and has a 7 or 8 in the fourth digit, example government-issued identifier (“GII”) and the Contract owner number or participant account number associated with the Shareholder(s), if known, of the account, and the amount, date, identifier of any investment professional(s) associated with the Shareholder(s) or account(s) (if known) and transaction type (purchase, redemption, transfer, or exchange) of every purchase, redemption, transfer, or exchange of Shares held through an account maintained by the Intermediary during the period covered by the request. Unless otherwise specifically requested by the Fund Agent or its designee, the Intermediary shall only be required to provide information relating to Shareholder-Initiated Transfer Purchases or Shareholder-Initiated Transfer Redemptions.

1.1.     Period Covered by Request.   Requests must set forth a specific period, not to exceed 180 calendar days from the date of the request, for which transaction information is sought. The Fund Agent or its designee may request transaction information older than 180 calendar days from the date of the request as it deems necessary to investigate compliance with policies established by a Fund for the purpose of eliminating or reducing any dilution of the value of the outstanding shares issued by the Fund.

1.2     Timing of Requests.   Fund Agent requests for Shareholder information shall be made no more frequently than quarterly except as the Fund Agent deems necessary to investigate compliance with policies established by a Fund for the purpose of eliminating or reducing any dilution of the value of the outstanding shares issued by a Fund.

1.3.     Form and Timing of Response.   (a) The Intermediary agrees to provide, promptly upon request of the Fund Agent or its designee, but in any event not later than five (5) business days after receipt of a request, the requested information specified in paragraph 1. If requested by the Fund Agent or its designee, the Intermediary agrees to use best efforts to determine promptly whether any specific person about whom it has received the identification and transaction information specified in paragraph 1 is itself a financial intermediary (“indirect intermediary”) and, upon further request of the Fund Agent or its designee, promptly either (i) provide (or arrange to have provided) the information set forth in paragraph 1 for those Shareholders who hold an account with an indirect intermediary or (ii) restrict or prohibit the indirect intermediary from purchasing, in nominee name on behalf of other persons, securities issued by a Fund. The Intermediary additionally agrees to inform the Fund Agent whether it plans to perform (i) or (ii).

(b)     Responses required by this paragraph must be communicated in writing and in a format mutually agreed upon by the Fund Agent or its designee and the Intermediary; and

9XX-7X-XXXX. The IRS issues ITINs to individuals who are required to have a U.S. taxpayer identification number but who do not have, and are not eligible to obtain a Social Security Number (SSN) from the Social Security Administration (SSA). Rule 22c-2 inadvertently refers to the ITIN as the International Taxpayer Identification Number.

(c)     To the extent practicable, the format for any transaction information provided to the Fund Agent should be consistent with the NSCC Standardized Data Reporting Format.

1.4.     Limitations on Use of Information.   The Fund Agent agrees not to use the information received pursuant to this Agreement for any purpose other than as necessary to comply with the provisions of Rule 22c-2, or to fulfill other regulatory or legal requirements subject to the privacy provisions of Title V of the Gramm-Leach-Bliley Act (Public Law 106-102) and comparable state laws.

2.     Agreement to Restrict Trading.   Intermediary agrees to execute written instructions from the Fund Agent or its designee to restrict or prohibit further purchases or exchanges of Shares by a Shareholder that has been identified by the Fund Agent as having engaged in transactions in a Fund’s Shares (directly or indirectly through the Intermediary’s account) that violate policies established by a Fund for the purpose of eliminating or reducing any dilution of the value of the outstanding Shares issued by a Fund. Unless otherwise directed by the Fund Agent or its designee, any such restrictions or prohibitions shall only apply to Shareholder-Initiated Transfer Purchases or Shareholder-Initiated Transfer Redemptions that are effected directly or indirectly through the Intermediary. Instructions must be received by the Intermediary at the following address, or such other address that the Intermediary may communicate to the Fund Agent in writing from time to time, including, if applicable, an e-mail and/or facsimile telephone number:

MEMBERS Life Insurance Company
Attn: Diane Fisher
5910 Mineral Point Road
Madison, WI 53705
Fax: 608.236.7533

2.1.     Form of Instructions.   Instructions must include the TIN, ITIN, or GII and the specific individual Contract owner number or participant account number associated with the Shareholder, if known, and the specific restriction(s) to be executed, including how long the restriction(s) is (are) to remain in place. If the TIN, ITIN, GII or the specific individual Contract owner number or participant account number associated with the Shareholder is not known, the instructions must include an equivalent identifying number of the Shareholder(s) or account(s) or other agreed upon information to which the instruction relates.

2.2.     Timing of Response.   The Intermediary agrees to execute instructions as soon as reasonably practicable, but not later than five (5) business days after receipt of the instructions by the Intermediary.

2.3.     Confirmation by Intermediary.   The Intermediary must provide written confirmation to the Fund Agent or its designee that instructions have been executed. The Intermediary agrees to provide confirmation as soon as reasonably practicable, but not later than ten (10) business days after the instructions have been executed. Such confirmation should be sent to:

Secretary
Goldman, Sachs & Co.
200 West Street, 15th Floor
New York, NY 10004

3.     Construction of the Agreement; Participation Agreement.   The Fund Agent, the Trust and the Intermediary have entered into a Participation Agreement between or among them, for the purchase and redemption of Shares of the Funds by the Accounts in connection with the Contracts. This Agreement supplements the Participation Agreement. To the extent the terms of this Agreement conflict with the terms of the Participation Agreement, the terms of this Agreement shall control with respect to the subject matter of this Agreement. Termination of this Agreement by either party shall not automatically result in a termination of the Participation Agreement.

4.     Termination.   This Agreement will terminate upon the termination of the Participation Agreement.

5.     Applicable Law.   This Agreement shall be governed and construed in accordance with the laws of the State of New York, without giving effect to principles of conflicts of laws.

6.     Applicability to Affiliates.   The Intermediary acknowledges and agrees that the Intermediary has identified and/or will identify to the Fund Agent all persons affiliated with the Intermediary and known to the Intermediary who meet the definition of “Intermediary” as set forth above in this Agreement. In the event that any such person is not so identified, such person shall be deemed to be subject to the terms and conditions of this Agreement until such person has entered into a separate agreement with the Fund Agent.

7.     Amendments.   The Fund Agent may unilaterally modify this Agreement at any time by written notice to the Intermediary to comport with the requirements of applicable laws and regulations, and any interpretation thereof by the U.S. Securities and Exchange Commission or its staff. The first order for a transaction in the Shares placed by the Intermediary subsequent to the giving of such notice shall be deemed acceptance by the Intermediary of the modification described in such notice.

8.     Assignment.   Neither party may assign the Agreement, or any of the rights, obligations, or liabilities under the Agreement, without the written consent of the other party.

9.     Counterparts.   This Agreement may be executed in counterparts, each of which shall be deemed to be an original, but both of which together shall constitute one and the same instrument.

10.     Third-Party Beneficiaries.   As required by Rule 22c-2, the Fund Agent is entering into this Agreement on behalf of the Funds. The Funds shall have the right to enforce all terms and provisions of this Agreement against any and all parties hereto and otherwise involved in the activities contemplated herein.

IN WITNESS WHEREOF, the undersigned has caused this Agreement to be executed as of the date first above written.

GOLDMAN, SACHS & CO.

/s/James McNamara

By:   James McNamara, Managing Director

MEMBERS LIFE INSURANCE COMPANY,
on behalf of itself and the Accounts

/s/M. Jeffrey Bosco

By:   M. Jeffrey Bosco, Senior Vice President